

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2016

Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

> **Re:** **American Airlines Group, Inc.**
> **Form 8-K dated July 22, 2016**
> **Filed July 22, 2016**
> **File No. 001-08400**

Dear Mr. Kerr:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 99.1

Reconciliation of Non-GAAP Financial Information, page 11

1. Given the similarity in types of operating special items related to your non-GAAP measures described in footnote (1), please tell us why you have only calculated the net tax effect of special items for 2016 ($50 million).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

Derek J. Kerr
American Airlines Group, Inc.
September 28, 2016
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions related to these comments. You may also contact me at 202-551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure